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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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


                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Security Systems Ltd. Announces 2003 Fourth Quarter and Year-End Results dated February 10, 2004.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces 2003 Fourth Quarter and Year-End Results Tuesday February 10, 12:01 am ET

- 2003 Revenues Increases 38% to a Record of $59.4 Million -
- Operating Income up 85% from the year 2002 -

YAHUD, Israel, Feb. 10 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq; TASE: MAGS) today announced its consolidated financial results for the three- and twelve-month periods ended December 31, 2003.

The year 2003 was a record year for Magal both in revenues and operating income.

Total revenues for the fourth quarter of 2003 reached US$17.7 million, operating income reached US$1.1 million and net income reached US$529,000, an increase of 32 percent, 142 percent and 47 percent respectively, compared to the fourth quarter of 2002.

The increase in revenues, operating income and net income, in the fourth quarter, compared with the third quarter of 2003, was 15 percent, 37 percent and 5 percent respectively.

Total revenues for the year 2003 reached US$59.4 million, operating income was US$4.3 million and net income reached US$2.4 million, an increase of 38 percent, 85 percent and 27 percent respectively, compared to the year 2002.

Excluding the impact of Smart Interactive Systems, Inc (SIS), the revenues for the year 2003 were US$58.9 million, operating income was US$6.2 million and net income was US$4.3 million.

Research & Development expenses for the year 2003 increased by 53 percent, an increase that was caused mainly due to expediting the R&D of three new products Magal has developed, out of which two were already announced at the beginning of 2004. These were the Fortis Integrated Command and Control System and PipeGuard Pipeline Security System. The third one will be announced shortly.

Selling and G&A expenses for the year 2003 reached US$16.9 million, an increase of 24% compared to the year 2002.

A major increase of US$1.2 million was in the financial expenses, compared to the year 2002. This was due to the devaluation of the US dollar against the Canadian Dollar and the Israeli New Shekel, as in both Canada and Israel we have our major operations.

Earnings per share for the fourth quarter reached US$0.07 per fully diluted share, an increase of 40 percent compared with the same period of last year. For the total year 2003, earnings per share reached US$0.30 per fully diluted share, an increase of 30 percent compared with the year 2002.

Commenting on the results, Mr. Jacob Even-Ezra, Chairman of Magal, said: "Based on the backlog of orders we have in hand, as well as the advanced negotiations for new contracts and the new products we have launched, we believe that the growth in revenues and operating income will continue in 2004 as well".

Mr. Even-Ezra added: "Management has decided to cut the expenses of Smart Interactive Systems in order to reach the breakeven point as soon as possible, and not later than the end of 2004".

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
             (All numbers except EPS expressed in thousands of US$)

                           Year Ended Dec. 31,       Quarter Ended Dec. 31,
                                Audited                  Unaudited


                        2003      2002  % growth    2003      2002  % growth

    Revenues          59,361    42,966     38 %   17,686    13,362    32 %

    Cost of revenues  33,378    23,924     40 %    9,815     7,788    26 %

    Gross profit      25,983    19,042     36 %    7,871     5,574    41 %

    Operating expenses:
     Research and
      development, net 4,773     3,128     53 %    1,303       852    53 %
     Selling and
      marketing       11,585     8,642     34 %    4,223     2,619    61 %
     General and
      administrative   5,305     4,938      7 %    1,259     1,655   -24 %
    Total operating
     expenses         21,663    16,708     30 %    6,785     5,126    32 %


    Operating income   4,320     2,334     85 %    1,086       448   142 %

    Financial income
     (expenses), net  (1,003)     199               (281)      (81)


    Income before
     taxes             3,317    2,533      31 %      805       367   119 %
      Taxes on income    913      645                276         8

    Net income         2,404    1,888      27 %      529       359    47 %

    Basic net earnings
     per share          0.30     0.24      25 %     0.07      0.05    40 %


    Weighted average
     number of shares
     outstanding used
     in Computing
      basic net
      earnings
      per share
      (in thousands)   7,948    7,866              8,004     7,889

    Diluted net
     earnings per
     share              0.30     0.23      30 %     0.07      0.05    40 %

    Weighted average
     number of shares
     outstanding used
     in Computing
     diluted net
     earnings per
     share
     (in thousands)    8,029    8,069              8,079     7,996

                               FINANCIAL RATIOS

                                 Year Ended           Quarter Ended
                                 December 31,          December 31,
                               2003        2002      2003        2002

    Gross Margin               43.8 %      44.3 %    44.5 %      41.7 %
    Research and development,
     net as a % of Revenues     8.0 %       7.3 %     7.4 %       6.4 %
    Selling and Marketing
     as a % of Revenues        19.5 %      20.1 %    23.9 %      19.6 %
    General and administrative
     as a % of Revenues         8.9 %      11.5 %     7.1 %      12.4 %
    Operating Margin            7.3 %       5.4 %     6.1 %       3.4 %
    Net income Margin           4.1 %       4.4 %     3.0 %       2.7 %
    Total Bank Debt to
     Total Capitalization      0.47        0.43      0.47        0.43
    Current Ratio              1.76        1.86      1.76        1.86


                         MAGAL SECURITY SYSTEMS LTD.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                 (All numbers expressed in thousands of US$)

                            December 31, December 31,
                                                     2003               2002
                                 Audited Audited
    CURRENT ASSETS:
    Cash and cash equivalents                       4,389             2,519
    Short-term bank deposits                        9,000             3,708
    Trade receivables:
     Related parties                                   29                57
     Other                                         14,856             9,076
     Unbilled accounts receivable                   5,072             7,691
    Other accounts receivable                       3,332             2,256
    Inventories                                    11,777             8,251
    Deferred income taxes                             979               602
    Total current assets                           49,434            34,160

    LONG TERM INVESTMENTS AND TRADE RECEIVABLES:
    Long-term trade receivables                       300             1,510
    Long-term bank deposits                         3,051             8,649
    Severance pay fund                              1,960             1,724
    Total long term investments and trade
     receivables                                    5,311            11,883

    PROPERTY AND EQUIPMENT, NET                    11,505             8,989

    OTHER ASSETS, NET                               5,193             4,709

    Total assets                                   71,443            59,741

    CURRENT LIABILITIES:
    Short-term bank credit                         12,597             9,266
    Current maturities of long-term bank
     loans                                          3,841             1,091
    Trade payables                                  5,077             4,192
    Other payables and accrued expenses             6,518             3,784
    Total current liabilities                      28,033            18,333

    LONG-TERM LOANS                                 1,873             4,698

    ACCRUED SEVERANCE PAY                           1,992             1,679

    UNREALIZED LOSSES ON FORWARD CONTRACTS            561                --

    SHAREHOLDERS' EQUITY:
    Share capital                                   2,683             2,600
    Additional paid-in capital                     24,098            21,791
    Unrealized losses on forward contracts, net      (807)               --
    Deferred stock compensation                        --                (3)
    Accumulated other comprehensive loss            1,286            (1,006)
    Retained earnings                              11,724            11,649
    Total shareholders' equity                     38,984            35,031

    TOTAL LIABILITIES & SHAREHOLDERS' EQUITY       71,443            59,741


     Contacts:

     Magal Security Systems, Ltd         Gal Investor Relations
     Raya Asher, CFO                     Ehud Helft, Investor Relations
     Tel: +972-3-5391444                 Tel: +1-866-704-6710
     Fax: +972-3-5366245                 +972-3-6074717
                                         E-mail: Ehud.Helft@galir.com
                                                 Kenny.Green@galir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  MAGAL SECURITY SYSTEMS LTD.
                                  (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  February 10, 2004